NO ACT

PE 12-15-08

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

09001070

Received SEC

JAN 3 0 2009

Washington, DC 20549

January 30, 2009

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 1-30-09

Paul M. Wilson
General Attorney
AT&T Inc.
311 S. Akard St., Room 2-39
Dallas, TX 75202

Re: AT&T Inc.
Incoming letter dated December 15, 2008

Dear Mr. Wilson:

This is in response to your letter dated December 15, 2008 concerning the shareholder proposal submitted to AT&T by the International Brotherhood of Electrical Workers' Pension Benefit Fund. We also have received a letter on the proponent's behalf dated December 26, 2008. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

PROCESSED
FEB 1 1 2009
THOMSON REUTERS

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Lindell K. Lee
Trustee
Trust for the
International Brotherhood of Electrical Workers' Pension Benefit Fund
900 Seventh Street, NW
Washington, DC 20001

January 30, 2009

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: AT&T Inc.
Incoming letter dated December 15, 2008

The proposal urges the board to amend the bylaws to require that an independent director, as defined by the rules of the New York Stock Exchange, be its chairman.

We are unable to concur in your view that AT&T may exclude the proposal under rule 14a-8(i)(3). Accordingly, we do not believe that AT&T may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Damon Colbert
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

THE MARCO
CONSULTING
GROUP

December 26, 2008

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

RE: AT&T Inc. 2009 Annual Meeting
Stockholder Proposal of the Trust for the International Brotherhood of Electrical Workers Pension Benefit Fund

Dear Ladies and Gentlemen:

This letter is submitted on behalf of the International Brotherhood of Electrical Workers Pension Benefit Fund ("the Fund") in response to the December 15, 2008 letter from AT&T Inc. ("AT&T") which seeks to exclude from its proxy materials for its 2009 annual meeting the Fund's precatory stockholder proposal which urges the Board of Directors to amend the Company's by laws, effective upon the expiration of current employment contracts, to require that an independent director—as defined by the rules of the New York Stock Exchange ("NYSE")—be its Chairman of the Board of Directors. Six copies of this letter are enclosed and a copy is also being sent to AT&T.

AT&T's letter argues that the Fund's stockholder proposal is (1) materially false and misleading and/or (2) vague and indefinite. Both of AT&T's arguments are riveted on the fact that the NYSE rules consider a former Chief Executive Officer ("CEO") of a company to be an independent director so long as the former CEO was not employed by the company within the last three years, but the Fund's supporting statement expresses the Fund's belief that "a board is less likely to protect shareholder interests by providing independent oversight of the officers if the Chairman of that Board is also the CEO, former CEO or some other officer or insider of the company." AT&T argues that the Fund's supporting statement implies that former CEO's would be absolutely prohibited from serving as Chairman and this could be a material factor in a stockholder's decision on how to vote on the Fund's proposal.

The Fund respectfully submits that there is nothing materially false and misleading and/or vague and indefinite in the Fund's proposal and supporting statement, which urge the Company to use the NYSE rule without any modification or revision. The Fund believes that: (a) the NYSE rules on independent directors are the most appropriate, clear and definite for a company, such as AT&T, that is listed on the NYSE; and (b) the three-year hiatus from employment at a company in the NYSE rules to establish a director's independent status adequately addresses that rare situation (as opposed to the more common practice of a CEO becoming or retaining the Chairman's position immediately after retiring).

EAST COAST OFFICE MIDWEST OFFICE WEST COAST OFFICE

550 West Washington Blvd. • Ninth Floor • Chicago, IL 60661 • (312) 575-9000 ph. • (312) 575-9840 fax

If AT&T truly believes the NYSE three-year rule for defining the independence of former employees will be a material factor for stockholders when they weigh the Fund's proposal, it can easily point it out to them in its response in the proxy statement to the Fund's proposal. The Fund submits that is the proper vehicle for AT&T to deal with this issue, not in a request for a no action letter.

In the alternative, although the Fund does not believe the NYSE three-year rule is a material factor for stockholders, if the Securities and Exchange Commission does decide that it is a material factor, the Fund has no objection to inserting a parenthetical note into its supporting statement as follows: "(NOTE: The NYSE rules consider a former employee to be an independent director if the director has not been an employee of the company within the last three years.)".

For the foregoing reasons, the Fund believes that the relief sought in AT&T's no action letter should not be granted.

If you have any questions, please feel free to contact the undersigned at 312-612-8452 or at kinczewski@marcoconsulting.com.

Very Truly Yours,

Greg A. Kinczewski
Vice President/General Counsel

GAK: mal

Cc: Paul M. Wilson
General Attorney
AT&T Inc.
311 S. Akard Street, Room 2-39
Dallas, TX 75202

Paul M. Wilson
General Attorney
AT&T Inc.
311 S. Akard St., Room 2-39
Dallas, TX 75202
214-858-0424

1934 Act/Rule 14a-8

December 15, 2008

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Re: AT&T Inc. 2009 Annual Meeting
Stockholder Proposal of the Trust for the International Brotherhood of Electrical Workers Pension Benefit Fund

Ladies and Gentlemen:

This statement and material enclosed herewith are submitted on behalf of AT&T Inc. ("AT&T" or the "Company") pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended. On November 11, 2008, AT&T received a stockholder proposal (the "Proposal") and supporting statement (the "Supporting Statement" and, together with the Proposal, the "IBEW Proposal") dated November 10, 2008 submitted by the Trust for the International Brotherhood of Electrical Workers Pension Benefit Fund (the "Proponent") for inclusion in AT&T's 2009 proxy materials. A copy of the IBEW Proposal and related correspondence is attached hereto. For the reasons stated below, AT&T intends to omit the IBEW Proposal from its 2009 proxy materials.

Pursuant to Rule 14a-8(j), enclosed are six copies of this letter and the attachments. A copy of this letter and the attachments is being mailed concurrently to the Proponent as notice of AT&T's intention to omit the IBEW Proposal from its 2009 proxy materials.

The IBEW Proposal calls for an amendment to the Company's bylaws requiring that an independent director serve as chairman of the board, as follows:

RESOLVED: The shareholders of AT&T, Inc. ("Company") urge the Board of Directors to amend the Company's by laws, effective upon the expiration of current

> *employment contracts, to require that an independent director—as defined by the rules of the New York Stock Exchange ("NYSE")—be its Chairman of the Board of Directors. The amended by laws should specify (a) how to select a new independent chairman if a current chairman ceases to be independent during the time between annual meetings of shareholders, and (b) that compliance is excused if no independent director is available and willing to serve as chairman.*

AT&T believes that the IBEW Proposal may be omitted from its 2009 proxy materials pursuant to Rule 14a-8(i)(3) because it is materially false and misleading and because it is vague and indefinite.

The IBEW Proposal may be excluded from AT&T's 2009 proxy materials pursuant to Rule 14a-8(i)(3) because it is materially false and misleading.

The IBEW Proposal is materially false and misleading because it leads stockholders to believe that former CEOs would be prohibited from serving as chairman of the board. Rule 14a-8(i)(3) provides that a company may omit a proposal from its proxy statement if the proposal is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. Staff Legal Bulletin No. 14B (September 15, 2004) confirms that Rule 14a-8(i)(3) permits a company to exclude a proposal or supporting statement if, among other things, the company demonstrates objectively that it is materially false or misleading.

The IBEW Proposal calls for the chairman of the board to be an independent director as defined by the rules of the New York Stock Exchange ("NYSE"). The Supporting Statement discusses the importance of independent directors and asserts that having a majority of independent directors is not enough to prevent the types of scandals that afflicted Enron, WorldCom and Tyco, each of which had a majority of independent directors on its board when the scandal occurred. The Supporting Statement continues as follows:

> *All of these corporations also had a Chairman of the Board who was also an insider, usually the Chief Executive Officer ("CEO"), or a former CEO, or some other officer. We believe that no matter how many independent directors there are on a board, that board is less likely to protect shareholder interests by providing independent oversight of the officers if the Chairman of that board is also the CEO, former CEO or some other officer or insider of the company.*

The second sentence of this paragraph clearly implies that a CEO, former CEO or other officer or insider is not independent and thus would not be permitted to serve as chairman of the board if the IBEW Proposal were adopted.

By contrast, under NYSE rules, a former CEO may be independent. Under Section 303A.02(b)(i) of the NYSE Listed Company Manual, a director is not independent if "[t]he director is, or has been within the last three years, an employee of the listed company ..." Therefore, under NYSE rules, which are the rules that are to be used in determining independence for purposes of the IBEW Proposal, a former CEO is not disqualified per se, and thus may serve as chairman of the board under the IBEW Proposal, so long as the former CEO was not employed by the company within the last three years.

The IBEW Proposal leads stockholders to believe that it would prohibit former CEOs from serving as chairman of the board absolutely, whereas under NYSE rules such prohibition would only last for three years. Moreover, because the IBEW Proposal places significant emphasis on the need to prohibit former CEOs from serving as chairman of the board, this could be a material factor in a stockholder's decision to vote for or against the IBEW Proposal. Therefore, we believe that the IBEW Proposal is materially false and misleading.

The IBEW Proposal may be excluded from AT&T's 2009 proxy materials pursuant to Rule 14a-8(i)(3) because it is vague and indefinite.

The IBEW Proposal is vague and indefinite under Rule 14a-8(i)(3) because, when the Proposal and the Supporting Statement are read together, they conflict with one another, with the result that it is not clear what the IBEW Proposal requires. Rule 14a-8(i)(3) provides that a company may omit a proposal from its proxy statement if the proposal is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. Staff Legal Bulletin No. 14B (September 15, 2004) confirms that Rule 14a-8(i)(3) permits a company to exclude a proposal if, among other things, it is so inherently vague and indefinite that neither the stockholders voting on it, nor the Company in implementing it (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. Staff Legal Bulletin No. 14B also confirms that, where the proposal and supporting statement, when read together, are similarly vague and indefinite, excluding the proposal may be appropriate. Moreover, the Staff has noted that a proposal may be materially misleading as vague and indefinite where "any action ultimately taken by the Company upon implementation could be significantly different from the actions envisioned by shareholders voting on the proposal." See Fuqua Industries, Inc. (March 12, 1991).

The Proposal identifies the NYSE rules as the applicable standard of independence. The Supporting Statement, by contrast, identifies former CEOs as a matter of concern and leads stockholders to believe that the Proposal will address this concern by prohibiting former CEOs from serving as chairman of the board. As discussed above, however, the NYSE rules do not automatically disqualify former CEOs as independent. As a result, one of the key goals of the Supporting Statement cannot be accomplished under the terms of the Proposal. Therefore, from the point of view of the stockholders voting on the IBEW Proposal, and the Company in implementing it, it is unclear whether the applicable independence standard should be the NYSE standard or a standard that automatically disqualifies former CEOs.

Because the Proposal and Supporting Statement, when read together, are so vague and indefinite that neither AT&T nor its stockholders can determine exactly what actions the IBEW Proposal requires, we believe that the IBEW Proposal may be omitted from AT&T's 2009 proxy materials pursuant to Rule 14a-8(i)(3).

* * *

For the reasons set forth above, we believe that the IBEW Proposal may be omitted from AT&T's 2009 proxy materials pursuant to Rule 14a-8(i)(3). Please acknowledge receipt of this letter by date-stamping and returning the extra enclosed copy of this letter in the enclosed self-addressed envelope.

Sincerely,

Paul M. Wilson

Paul M. Wilson
General Attorney

Enclosures

cc: Trust for the International Brotherhood
of Electrical Workers Pension Benefit Fund

TRUST FOR THE
INTERNATIONAL BROTHERHOOD OF ELECTRICAL WORKERS'
PENSION BENEFIT FUND

900 Seventh Street, NW • Washington, DC 20001 • (202) 833-7000

November 10, 2008

RECEIVED
NOV 13 2008
CORPORATE
SECRETARY'S OFFICE

VIA OVERNIGHT MAIL

Ms. Ann Effinger Meuleman
Senior Vice President and Secretary
AT&T Inc.
Whitacre Tower, 175 E. Houston
San Antonio, TX 78205

Dear Ms. Effinger Meuleman:

On behalf of the Board of Trustees of the International Brotherhood of Electrical Workers Pension Benefit Fund (IBEW PBF) ("Fund"), I hereby submit the enclosed shareholder proposal for inclusion in AT&T Inc. ("Company") proxy statement to be circulated to Corporation Shareholders in conjunction with the next Annual Meeting of Shareholders in 2009.

The proposal relates to an **"Independent Chairman of the Board"** and is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission's Proxy Guidelines.

The Fund is a beneficial holder of AT&T Inc. common stock valued at more than $2,000 and has held the requisite number of shares, required under Rule 14a-8(a)(1) for more than a year. The Fund intends to hold the shares through the date of the company's 2009 Annual Meeting of Shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter.

Should you decide to adopt the provisions of the proposal as corporate policy, we will ask that the proposal be withdrawn from consideration at the annual meeting.

Either the undersigned or a designated representative will present the proposal for consideration at the Annual Meeting of the Shareholders.

Sincerely yours,

Lindell K. Lee

Lindell K. Lee
Trustee

LKL:daw
Enclosure

RESOLVED: The shareholders of AT& T, Inc. ("Company") urge the Board of Directors to amend the Company's by laws, effective upon the expiration of current employment contracts, to require that an independent director—as defined by the rules of the New York Stock Exchange ("NYSE")—be its Chairman of the Board of Directors. The amended by laws should specify (a) how to select a new independent chairman if a current chairman ceases to be independent during the time between annual meetings of shareholders, and (b) that compliance is excused if no independent director is available and willing to serve as chairman.

SUPPORTING STATEMENT

The wave of corporate scandals at such companies as Enron, WorldCom and Tyco resulted in renewed emphasis on the importance of independent directors. For example, both the NYSE and the NASDAQ have adopted new rules that would require corporations that wish to be traded on them to have a majority of independent directors.

Unfortunately, having a majority of independent directors alone is clearly not enough to prevent the type of scandals that have afflicted Enron, WorldCom and Tyco. All of these corporations had a majority of independent directors on their boards when the scandals occurred.

All of these corporations also had a Chairman of the Board who was also an insider, usually the Chief Executive Officer ("CEO"), or a former CEO, or some other officer. We believe that no matter how many independent directors there are on a board, that board is less likely to protect shareholder interests by providing independent oversight of the officers if the Chairman of that board is also the CEO, former CEO or some other officer or insider of the company.

We also believe that it is worth noting that many of the companies that were embroiled in the financial turmoil stemming from the recent crisis in the subprime mortgage market (Bank of America, Bear Stearns, Citigroup, Countrywide, Lehman Brothers, Merrill Lynch, Morgan Stanley, Wachovia and Washington Mutual) did not have an independent Chairman of the Board of Directors.

We respectfully urge the board of our Company to change its corporate governance structure by having an independent director serve as its Chairman.

at&t

Nancy H. Justice
Director - SEC Compliance
AT&T Inc.
208 S. Akard St., Room 3000.18
Dallas, Texas 75202
Ph: (214) 464-8815

November 14, 2008

Via UPS
Trust for the International Brotherhood of
Electrical Workers' Pension Benefit Fund
900 Seventh Street, NW
Washington, DC 20001

Attn: Lindell K. Lee
Trustee

Dear Lindell Lee:

On November 11, 2008, we received your letter dated November 10, 2008, submitting a stockholder proposal for inclusion in the proxy materials for AT&T Inc.'s 2009 annual meeting. We are currently reviewing the proposal to determine if it is appropriate for inclusion.

Under the rules of the Securities and Exchange Commission ("SEC"), in order to be eligible to submit a stockholder proposal, a stockholder must: (a) be the record or beneficial owner of at least $2,000 in market value of shares of AT&T Inc. common stock at the time a proposal is submitted and (b) have continuously owned these shares for at least one year prior to submitting the proposal.

The Trust for the IBEW Pension Benefit Fund does not appear in our records as a registered stockholder. Therefore, in accordance with SEC rules, you must submit to us a written statement from the record holder of the shares (usually a broker or bank) verifying that, at the time the proposal was submitted, the requisite number of shares were continuously held for at least one year. *You must provide the required documentation no later than 14 days from your receipt of this letter.*

Please note that if you or your qualified representative does not present the proposal at the annual meeting, it will not be voted upon. The date and location of the annual meeting will be provided to you at a later date.

Sincerely,

BNY MELLON

RECEIVED

NOV 21 2008

CORPORATE SECRETARY'S OFFICE

November 10, 2008

Via Overnight Mail

Ms. Ann Effinger Meuleman
Senior Vice President and Secretary
AT&T Inc.
Whitacre Tower, 175 E. Houston
San Antonio, TX 78205

Re: Board of Trustees of the International Brotherhood of Electrical Workers Pension Benefit Fund (IBEW PBF)

Dear Ms. Meuleman:

As custodian of the Board of Trustees of the International Brotherhood of Electrical Workers Pension Benefit Fund (IBEW PBF), we are writing to report that as of the close of business November 10, 2008 the Fund held 245,713 shares of AT&T Inc. stock in our account at The Bank of New York Mellon and registered in its nominee name of Cede & Co. The Fund has held in excess of $2,000 worth of shares in your Company continuously since November 10, 2007

If there are any other questions or concerns regarding this matter, please feel free to contact me at 617-382-4636.

Sincerely,

Kristopher Verity
Officer
The Bank of New York Mellon

END